EXHIBIT 17.3

SouthTrust Bank                                                   [Graphic logo]
Suncoast
P.O. Box 4705
Sarasota, Florida 34230
(941) 361-2000


March 28, 2000

Michael Swor, M.D., M.B.A.
Surgical Safety Products, Inc.
2018 Oak Terrace
Sarasota, FL 34231

Dear Dr. Swor:

I recently visited with you regarding your banking relationship with South Trust Bank. Due to staffing changes and other factors, we have not provided the quality of service you expect. The purpose of my visit was to correct that situation. I have not been successful in accomplishing that task. Mike, I'm not sure why I was not successful, but I do know I owe you an apology.

It is my desire to correct past failures to return your relationship to a satisfactory and properly serviced relationship. We want to continue our association on a positive note in the future with the extension of the credit line for your company as well as address any other issues. I have asked Lori Meeder, Manager of Private Banking, to handle your future banking needs.

I will ask Lori to call you during the week of April 3rd to schedule a meeting with you to allow us to re-establish the relationship and to move forward to the future.

Again, I apologize for the unacceptable quality of service you have received in the past. I look forward to restoring your banking relationship to the satisfactory and enjoyable relationship to which you are entitled as a customer of our bank.

Respectfully,


/s/Jerry L. Scott
Jerry L. Scott
Senior Vice President/Senior Lender